Filed by Capella Education Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the Securities Exchange Act of 1934, as amended

Subject Company: Capella Education Company

Commission File No. 001-33140

Video Message from Capella University President Dick Senese to Capella University Students and Faculty

Hi, my name’s Dick Senese, I am President of Capella University. I want to thank you for tuning in today as I share some very exciting and important news with you.

I am here to announce that the parent company of Capella University and the parent company of Strayer University are merging to create a national leader in innovation for working adults.

You know, this merger is really exciting for a number of reasons. The merger of our parent companies will allow us to share capabilities and resources in new and innovative ways going forward.

In the finest of academic traditions, we’ll learn from them and they’ll learn from us. And together we’ll be able to offer even more high quality programs and more innovation for our learners.

This really creates some great opportunities for us. It creates opportunities for us to share programs and transfer of credits more easily and more readily. And it also creates opportunities for both Capella University and Strayer University as they work together with employer partners to offer their employees high quality education.

For all of our learners, what this means is really nothing will change. I remain as president; our faculty remain in place; we will remain headquartered in Minneapolis and the academic support you’ve come rely on to help you move through our programs all stays the same.

For our faculty, not much is gonna change. Capella University’s Board remains. The Deans remain and everything that you have come to expect in terms of faculty support and assistance with learner success, all of that stays the same.

For our alumni and our graduates, nothing’s gonna change. Your pride in having a Capella diploma will remain the same.

Another thing that’s not going to change are our core values: our commitment to our learners, our integrity and our commitment in leadership and innovation. Those things will never change.

I want to thank you for helping to make Capella University what it is; for being part of our Capella University family.

At the end of the day, two universities are going to be able to work more closely together to offer high quality programs for working adults, to help you advance in your career so you can reach the goals that you have set for yourself and your family.

Forward Looking Statements

This communication contains certain forward-looking statements made pursuant to the Private Securities Litigation Reform Act of 1995 (the “Reform Act”). Such statements may be identified by the use of words such as “expect,” “estimate,” “assume,” “believe,” “anticipate,” “will,” “forecast,” “outlook,” “plan,” “project,” or similar words and may include statements with respect to, among other things, the proposed merger of a wholly-owned subsidiary of Strayer with and into Capella, including the expected timing of completion of the merger; the anticipated benefits of the merger, including estimated synergies; the combined company’s plans, objectives and expectations; future financial and operating results; and other statements that are not historical facts. The statements are based on Strayer’s and Capella’s current expectations and are subject to a number of assumptions, uncertainties and risks. In connection with the safe-harbor provisions of the Reform Act, Strayer and Capella have identified important factors that could cause Strayer’s or Capella’s actual results to differ materially from those expressed in or implied by such statements. The assumptions, uncertainties and risks include:

•	the risk that the merger may not be completed in a timely manner or at all due to the failure to obtain the approval of Strayer’s or Capella’s stockholders or the failure to satisfy other conditions (including obtaining required regulatory and educational agency approvals) to completion of the merger;

•	the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement;

•	the outcome of any legal proceeding that may be instituted against Strayer, Capella and others following the announcement of the merger;

•	the amount of the costs, fees, expenses and charges related to the merger;

•	the risk that the benefits of the merger, including expected synergies, may not be fully realized or may take longer to realize than expected;

•	the risk that the merger may not advance the combined company’s business strategy and growth strategy;

•	the risk that the combined company may experience difficulty integrating Strayer’s and Capella’s employees or operations;

•	the potential diversion of Strayer’s and Capella’s management’s attention resulting from the proposed merger; and

•	other risks and uncertainties identified in Strayer’s and Capella’s filings with the Securities and Exchange Commission.

Actual results may differ materially from those projected in the forward-looking statements. Strayer and Capella undertake no obligation to update or revise forward-looking statements.

Additional Information and Where to Find It

Investors and security holders are urged to carefully review and consider each of Strayer’s and Capella’s public filings with the Securities and Exchange Commission (the “SEC”), including but not limited to their Annual Reports on Form 10-K, their proxy statements, their Current Reports on Form 8-K and their Quarterly Reports on Form 10-Q. The documents filed by Strayer with the SEC may be obtained free of charge at Strayer’s website at www.strayereducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Strayer by requesting them in writing to 2303 Dulles Station Boulevard, Herndon, VA 20171. The documents filed by Capella with the SEC may be obtained free of charge at Capella’s website at www.capellaeducation.com, in the “Investor Relations” tab at the top of the page, or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from Capella by requesting them in writing to 225 South 6th Street, 9th Floor, Minneapolis, Minnesota 55402.

In connection with the proposed transaction, Strayer intends to file a registration statement on Form S-4 with the SEC which will include a joint proxy statement of Strayer and Capella and a prospectus of Strayer, and each party will file other documents regarding the proposed transaction with the SEC. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, INVESTORS AND SECURITY HOLDERS OF STRAYER AND CAPELLA ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS, WHEN THEY BECOME AVAILABLE, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to the stockholders of each party seeking the required shareholder approval. Investors and security holders will be able to obtain the registration statement and the joint proxy statement/prospectus free of charge from the SEC’s website or from Strayer or Capella as described above. The contents of the websites referenced above are not deemed to be incorporated by reference into the registration statement or the joint proxy statement/prospectus.

Certain Information Regarding Participants

Strayer, Capella and their respective directors and executive officers may be deemed participants in the solicitation of proxies in connection with the proposed transaction. You can find information about Strayer’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 16, 2017, and in other documents filed with the SEC by Strayer and its directors and executive officers. You can find information about Capella’s directors and executive officers in its definitive proxy statement for the 2017 Annual Meeting of Stockholders, which was filed with the SEC on March 23, 2017, and in other documents filed with the SEC by Capella and its directors and executive officers. Additional information regarding the interests of these directors and executive officers in the proposed transaction will be included in the registration statement, joint proxy statement/prospectus or other documents filed with the SEC, if any, when they become available. You may obtain these documents (when they become available) free of charge at the SEC’s web site at www.sec.gov and from Strayer or Capella as described above.

No Offer or Solicitations

This document shall not constitute an offer to sell or buy or the solicitation of an offer to buy or sell any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933.